UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)1

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

**	This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

[1]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 1 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Grace Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,351,129,790[2]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,351,129,790
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,129,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6% [3]
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT

[2]

Represents 1,351,129,790 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 1,097,332,611 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement (each as described in Item 2 below) and upon exercise of the Warrant held by Abundant, which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment (as described in item 2 below), (ii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant; and (iii) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

[3]

The calculation assumes that there is a total of 2,722,657,586 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,351,129,790 Class A Ordinary Shares that may be acquired upon conversion of 1,097,332,611 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrant held by Abundant.

CUSIP No. 91818X108	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NBNW Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,351,129,790
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,351,129,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,129,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eve One Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,351,129,790
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,351,129,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,129,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nio Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,454,600,307[4]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,454,600,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,600,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%[5]
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT

[4]

Represents 1,454,600,307 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 1,158,503,599 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory, which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment, (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment; (iii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant, (iv) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory; and (v) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

[5]

The calculation assumes that there is a total of 2,826,128,104 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,454,600,307 Class A Ordinary Shares that may be acquired upon conversion of 1,158,503,599 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory.

CUSIP No. 91818X108	13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,454,600,307
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,454,600,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,600,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abundant Glory Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,470,517[6]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 103,470,517
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,470,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[7]
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT

[6]

Represents 103,470,517 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory, which is the sum of (i) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment; and (ii) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory.

[7]

The calculation assumes that there is a total of 1,474,998,314 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 103,470,517 Class A Ordinary Shares that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory.

CUSIP No. 91818X108	13D	Page 7 of 10

Item 1.	Security and Issuer

This Amendment No. 5 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3 and Schedule 13D Amendment No. 4 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022 and August 2, 2022 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

(a) Name of Person Filing

Item 2(a) of the Initial Statements is hereby amended and restated with the following:

This Schedule 13D is filed by (i) Abundant Grace Investment Limited (“Abundant”); (ii) NBNW Investment Limited (“NBNW Investment”); (iii) Eve One Fund II L.P. (“Eve One”); (iv) Nio Capital II LLC (“Nio Capital”); (v) Mr. Bin Li and (vi) Abundant Glory Investment L.P. (“Glory”). The foregoing entities are collectively referred to as the “Reporting Persons”.

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein include Class A Ordinary Shares that may be acquired upon conversion of Senior Convertible Preferred Shares that (i) were acquired by Abundant and Glory at US$0.3433 per share (equivalent to US$1.03 per ADS) pursuant to a share subscription agreement with the Issuer and another investor affiliated with the Joy Capital investment management group (“Joy Capital”, collectively with Abundant, the “Investors” and each an “Investor”) dated June 14, 2021 (as amended from time to time, the “2021 Subscription Agreement”) or (ii) may be acquired by exercise of the Warrants acquired by Abundant at the First Closing (as defined below) and restated at the Second Closing (as defined below) (after assignment to Glory) and amended by the Amendment Agreement to the Warrant on January 12, 2023 and Glory (by assignment from Abundant at the Second Closing and amended by the Amendment Agreement to the Warrant on January 12, 2023) to purchase the shares at $0.3433 per share. The first closing (the “First Closing”) of the transactions contemplated under the 2021 Subscription Agreement occurred on July 12, 2021 and the first tranche of the second closing (the “Second Closing”) of the transactions contemplated under the 2021 Subscription Agreement occurred on November 15, 2021, and a total of 203,903,292 Senior Convertible Preferred Shares have been issued to Abundant and Glory (by assignment of right from Abundant) in an aggregate amount of US$70,000,000. On July 27, 2022, Abundant assigned to an unaffiliated third party its right to subscribe for 14,564,520 Senior Convertible Preferred Shares in an aggregate amount of US$5,000,000 at an additional tranche of the Second Closing pursuant to the 2021 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 8 of 10

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein also include Class A Ordinary Shares that may be acquired upon conversion of Senior Convertible Preferred Shares that were acquired by Abundant pursuant to a share subscription agreement with the Issuer dated June 30, 2022 to purchase Senior Convertible Preferred Shares at US$0.14 per share (equivalent to US$0.42 per ADS) in an aggregate amount of US$100,000,000 (as amended from time to time, the “2022 Subscription Agreement”). The consummation of the sale and purchase of 714,285,714 Senior Convertible Preferred Shares pursuant to the 2022 Subscription Agreement (the “Closing”) occurred on July 27, 2022. Abundant has paid $71,428.58 to the Issuer in U.S. dollars at the Closing, being the aggregate par value of the subscription shares, and shall pay to the Issuer the remaining purchase price (being the total purchase price minus $71,428.58) in multiple installments no later than June 30, 2023 pursuant to an agreed payment schedule, unless otherwise agreed in writing by Abundant and the Issuer.

Abundant is the holder of record of the Senior Convertible Preferred Shares acquired in the First Closing. Abundant and Glory are the holders of record of the Senior Convertible Preferred Shares acquired in the Second Closing. Abundant is the holder of record of the Senior Convertible Preferred Shares acquired in the Closing of the 2022 Subscription Agreement. NBNW Investment and Eve One comprise the owners of the majority of the voting interest of Abundant. NBNW Investment is a holding company indirectly and wholly owned by a family trust set up by Mr. Li Bin. Nio Capital is the general partner of Eve One and Glory, and Mr. Bin Li is one of the mangers of Nio Capital.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b) The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that (i) Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares and exercised its Warrant for the purpose of calculation of percentage ownership of Abundant, and that (ii) Glory, but only Glory, has converted its Senior Convertible Preferred Shares and exercised its Warrant for the purpose of calculation of percentage ownership of Glory, and assumes that there is currently a total of 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

CUSIP No. 91818X108	13D	Page 9 of 10

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held of record by Abundant and acquired pursuant to the 2021 Subscription Agreement at a conversion price of $0.14 per share reflecting the Anti-dilution Adjustment (as defined below), (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held of record by Glory and acquired pursuant to the 2021 Subscription Agreement (by assignment from Abundant the right to purchase such Senior Convertible Preferred Shares) at a conversion price of $0.14 per share reflecting the Anti-dilution Adjustment (as defined below), (iii) up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrants to purchase the shares at $0.3433 per share, including (x) 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Abundant pursuant to the 2021 Subscription Agreement and restated at the Second Closing (after assignment to Glory) and amended by the Amendment Agreement to the Warrant dated January 12, 2023, and (y) 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Glory from Abundant by assignment and amended by the Amendment Agreement to the Warrant dated January 12, 2023; and (iv) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held of record and acquired by Abundant at $0.14 per share pursuant to the 2022 Subscription Agreement. The transaction under the 2022 Subscription Agreement constitutes a Dilutive Issuance under the Amended and Restated Certificate of Designation of the Issuer dated July 27, 2022 (the “Certificate of Designation”) in view of the lower issuance price of the Senior Convertible Preferred Shares than that of the Senior Convertible Preferred Shares issued pursuant to the 2021 Subscription Agreement, and therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the Closing of the 2022 Subscription Agreement held by Abundant, Glory and any other investors (including all the Senior Convertible Preferred Shares issued to Abundant, Glory and any other investors pursuant to the 2021 Subscription Agreement) was reduced and adjusted to US$0.14 with effect from July 27, 2022 by operation of and in accordance with the Certificate of Designation (the “Anti-dilution Adjustment”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the following to the end under the heading “Warrant”:

Warrant

On January 12, 2023, the Issuer entered into an Amendment Agreement to the Warrant with each of Abundant and Glory respectively, pursuant to which the expiration date for each Warrant granted by the Issuer to Abundant and Glory has been extended to January 12, 2024 respectively.

Item 7.	Material to Be Filed as Exhibits

1.	Amendment Agreement to the Warrant (Abundant)

2.	Amendment Agreement to the Warrant (Glory)

CUSIP No. 91818X108	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2023

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)